Exhibit 97.1

Malus & Clawback Policy

THE MAGNUM ICE CREAM COMPANY N.V.

Board Adoption:                                      8 December 2025

THE MAGNUM ICE CREAM COMPANY N.V.

Malus & Clawback Policy

1	Introduction

The  Magnum  Ice  Cream  Company  N.V.  (the  “Company”)  has  adopted  this  Malus  & Clawback Policy (the “Policy”) to comply with the Dutch Civil Code and governance best practices. It is intended to manage risks, to ensure that inappropriate behaviour or conduct  is not rewarded and to ensure alignment of executives with the Company’s long-term interests.

2	Who does the Policy apply to?

This Policy (excluding the Appendix) applies to current and former Executive Directors of the Company and current and former employees of any Member of the Group (collectively referred to as “Participants” in this Policy). The Appendix to the Policy which, for the avoidance of doubt, operates as an independent policy, sets out to whom the Appendix applies.

Participants may be asked to accept the terms of this Policy (for example, by incorporation into  their  employment  contract,  appointment  terms  or  the  terms  of  an Award),  either expressly or via deemed consent.

Unless the Committee determines otherwise, it is a condition of Settlement of any Award that the Participant agrees to be bound by this Policy in the manner and by any deadline determined by the Committee.

3	Definitions

In this Policy:

“Award” means any element of variable remuneration to which this Policy applies (see clause 4), and, once an Award has been paid or Settled, includes the cash paid or Shares acquired (as applicable) on Settlement;

“Change of Control” means:

(a)	a person obtaining Control of the Company as a result of an offer to acquire shares in the Company made by a person becoming or being declared wholly unconditional; or
(b)	a person obtaining Control of the Company in any other way if the Committee, in its discretion, so decides,

and references to a person obtaining Control include a group of persons acting in concert obtaining Control;

“Clawback” means a Participant being required to pay cash or transfer of Shares as described in clause 6;

“Clawback  Period”  means  the  period  during  which  a  decision  on  the  application  of Clawback must be made which:

(a)	in the case of Executive Directors of the Company, will be:

i.	the period of two years starting on the date on which the Award is Settled (or, if longer, the period of five years from the grant of the Award); or
ii.	such longer period as set out in the terms of the Award or provided by the laws of the Netherlands; or
(b)	in other cases, will be:
i.	as set out in the terms of the Award; or
ii.	if not set out in the terms of the Award, the period of two years starting on the date on which the Award is Settled (or, if longer, the period of five years from the grant of the Award);

“Committee” means the board of directors of the Company or any person or persons to whom that board has, from time to time, delegated any of their functions under this Policy;

“Company” means The Magnum Ice Cream Company N.V.;

“Control” means, in relation to a company, the right to exercise more than 50% of the votes exercisable at any meeting of that company or to appoint more than half of its directors, whether by virtue of provisions contained in its articles of association or, as the case may be, certificate of incorporation or by-laws, statutes or other constitutional documents or any contract  or  arrangement  with  any  other  persons  and  “Controlled”  will  be  interpreted accordingly;

“Group” means the Company and its Subsidiaries and Group Companies from time to time and any other company which is associated with the Company and is so designated by the Committee and “Member of the Group” has a corresponding meaning;

“Group Company” means a group company within the meaning of Section 2:24b of the Dutch Civil Code;

“Malus” means reduction of an Award as described in clause 5;

“Recovery Policy” means The Magnum Ice Cream Company N.V. Recovery Policy adopted by the Company in accordance with the requirements of section 303A.14 of the New York Stock Exchange (NYSE) Listed Company Manual and as amended from time to time as set out in the Appendix;

“Settled” means, in relation to an Award, cash being paid, interests in shares being awarded or Shares being issued or transferred (as applicable) pursuant to or in exchange for the Award,  including  a  cash  cancellation  payment  and  “Settlement”  shall  be  interpreted accordingly;

“Shares” means shares or other securities (or interests in shares or other securities) in the Company or any Member of the Group and includes other assets acquired in respect of or in exchange for such shares or securities; and

“Subsidiary” means a subsidiary within the meaning of Section 2:24a of the Dutch Civil Code.

4	Which elements of pay are affected?

This Policy applies to any element of variable remuneration paid or which may become payable (subject to any conditions or discretions) to or for the benefit of a Participant including (without limitation):

–	an award under The Magnum Ice Cream Company Long Term Incentive Plan 2025 (including its schedules), or any other share plan adopted by the Company from time to time;
–	any payment of or eligibility for an annual bonus;
–	any deferred bonus award;
–	any buy-out award, recruitment bonus, retention bonus or other special bonus.

This Policy will override the terms of any Award unless and to the extent that the Committee notifies the Participant in writing, or the written terms of that Award expressly provide that the Policy will not apply to the Award or that the Policy will apply differently to the Award.

5	Malus (performance adjustment)
5.1

The Committee may, at any time before an Award has been Settled (or in the case of any deferred bonus award that has been granted, such grant being Settled) and in their absolute discretion, decide that Malus will apply to the Award.

5.2	If Malus applies to the Award, the Committee may decide that:
5.2.1	the cash amount or the number of Shares the Participant may receive under the Award will be reduced (including to zero);
5.2.2	the Award will lapse (at a time it determines);
5.2.3

payment, vesting, exercise and/or Settlement of the Award will be delayed until any action or investigation is completed or the Committee determines that such Award should be paid, vest, be exercisable and/or be Settled; and/or

5.2.4	additional conditions will be imposed on the payment, vesting, exercise and/or Settlement of the Award.

The following will apply where there is a delay under clause 5.2.3:

5.2.5

If a Participant leaves employment or service after the date on which an Award would have been paid, vested and/or been Settled, but for the delay then, unless the Committee decides otherwise, notwithstanding the terms of such Award, the Award will continue and be paid, vest and/or be Settled to the relevant extent (subject to any further adjustment under this clause 5) when the action or investigation is completed, or if different, when the Committee determines that such Award should be paid, vest, be exercisable or Settled.

5.2.6

Payment, vesting, exercise or Settlement of the Award will not be delayed beyond any date on which payment, vesting, exercise or Settlement would otherwise occur under the relevant terms of any Award in the event of a Change of Control.

5.2.7	For the avoidance of doubt, there may (or may not) be an adjustment or further adjustment under this clause 5 following completion of any action or investigation.
5.3	Without limiting its discretion under clause 5.1, the following events are examples of what the Committee may take into account in deciding whether Malus applies to an Award:
5.3.1	The Committee considers that the amount of an Award is unacceptable according to the requirements of reasonableness and fairness.

5.3.2

The Committee considers that the granting of the Award has been made on the basis of incorrect information, in particular about the realisation of the underlying goals or about other circumstances which would have resulted in a reduction of variable remuneration if known at the time of the determination of the variable remuneration.

5.3.3	The Committee considers that there is reasonable evidence of misconduct or material error by the Participant.
5.3.4

Results announced for any financial year before Settlement have subsequently appeared materially financially inaccurate or misleading and have resulted in an overpayment or over-allocation to the Participant, whether in the form of Awards or otherwise, as determined by the Committee.

5.3.5	There has been a Restatement (as defined in the Recovery Policy).
5.3.6

There has been a failure of risk management (including one leading to an involuntary liquidation of the Company), provided that the Committee determines, following an appropriate review of accountability, that the Participant should be held responsible (in whole or in part) for that failure.

5.3.7	Any error or a material misstatement has resulted in an overpayment or over-allocation to the Participant, whether in the form of Awards or otherwise.
5.3.8

The Participant’s behaviour has fallen below that which would have been reasonably expected  and  the  Committee  determines  that  this  has  resulted  in  material reputational damage to the Group or any Member of the Group.

5.3.9

The Company, or entities representing a material proportion of the Group, becomes insolvent or otherwise suffer a corporate failure so that the Company ceases to have material value, provided that the Committee determines, following an appropriate review of accountability, that the Participant should be held responsible (in whole or in part) for that insolvency or failure.

6	Clawback
6.1	The Committee may, in its absolute discretion, at any time during the Clawback Period, decide that Clawback will apply to an Award if:
6.1.1	The Committee considers that the amount of an Award is unacceptable according to the requirements of reasonableness and fairness.
6.1.2

The Committee considers that the granting of the Award has been made on the basis of incorrect information, in particular about the realisation of the underlying goals or about other circumstances which would have resulted in a reduction of variable remuneration if known at the time of the determination of the variable remuneration.

6.1.3	The Committee considers that there is reasonable evidence of misconduct or material error by the Participant.
6.1.4

There was a material misstatement in the audited accounts of any Member of the Group for a period that was wholly or partly before the end of the financial year by reference to which any condition to which the Award was subject was assessed.

6.1.5	There has been a Restatement (as defined in the Recovery Policy).

6.1.6

There has been a failure of risk management (including one leading to an involuntary liquidation of the Company), provided that the Committee determines, following an appropriate review of accountability, that the Participant should be held responsible (in whole or in part) for that failure.

6.1.7	The assessment of any condition to which the Award was subject was based on error.
6.1.8

The Company becomes, or entities representing a material proportion of the Group become, insolvent or otherwise suffer a corporate failure so that the Company ceases to have material value, provided that the Committee determines, following an  appropriate  review  of  accountability,  that  the  Participant  should  be  held responsible (in whole or in part) for that insolvency or failure.

6.2	If Clawback applies, the Committee may decide that the Participant must:
6.2.1	pay to the order of the Company an amount equal to (or less than) the amount of cash received on Settlement of the Award; and/or
6.2.2	transfer to or to the order of the Company a number of Shares equal to (or less than) the number acquired on Settlement of the Award; and/or
6.2.3	pay to or to the order of the Company an amount representing the value of those Shares,

in each case, as directed by the Committee.

6.3

If Shares are held by a nominee or trustee, or in a nominee, trust or brokerage account on behalf of the Participant, those Shares will be subject to Clawback in the same way as Shares received under any Award and the Participant must use their best endeavours to effect the Clawback.

7Timing and scope of Malus and Clawback in the event of a Restatement

Notwithstanding clauses 5 and 6 of this Policy, if the Committee decides to operate Malus and/or Clawback in respect of an Award where the Committee has determined that an event under clause 5.3.5 and 6.1.5 has occurred, the operation of Malus and Clawback (including the extent of the Clawback recovery) shall, unless the Committee determines otherwise, be determined on a formulaic and gross basis in accordance with the Recovery Policy as if the Participant were an Executive Officer (as defined in the Recovery Policy).

8Decision making

8.1The Committee’s decision on the application of Malus or Clawback will be final and binding.

8.2	Without limiting the Committee’s discretions above, in determining whether and to what extent to apply Malus and/or Clawback, it may consider:
8.2.1	the Participant’s proximity to the matter in question;
8.2.2	the Participant’s level of responsibility and accountability, contributing to the circumstances - direct culpability being the most serious;
8.2.3	the Participant’s supervisory or managerial responsibility for a culpable team member;

8.2.4	any other circumstances pointing to control weakness, poor performance, misbehaviour or misconduct;
8.2.5	the cost of fines or other action against Members of the Group;
8.2.6	direct and indirect financial loss(es) attributable to the relevant failure;
8.2.7	reputational damage to Members of the Group;
8.2.8	the impact on the Group’s relationship with its stakeholders, including shareholders, customers, team members, creditors and counterparties; and/or
8.2.9	any other criteria the Committee considers relevant.

9General

9.1	For the avoidance of doubt, Malus or Clawback can apply even if the Participant was not directly responsible for the event in question.
9.2	Malus or Clawback may be applied in different ways for different Participants (or different Awards of the same Participant) in relation to the same or different events.
9.3

Where Malus or Clawback are applied to an Award before the full impact of the trigger event is known, Malus or Clawback may be applied again to ensure the final outcome in respect of an Award fully reflects the impact of the event.

9.4	The Committee will notify the Participant if Malus or Clawback applies to an Award.
9.5	Other than where required by the laws of the Netherlands, Clawback will not apply to an Award which has vested or been Settled in connection with a Change of Control.
9.6	The Participant will have no claim or right of action in respect of any decision, omission or discretion under this Policy, which may operate to their disadvantage.
9.7

The Participant will provide all information, documents and/or undertakings and/or take any actions as the Committee may reasonably request in order to carry out the terms of this Policy. If the Participant refuses or fails to co-operate then inferences adverse to the Participant may be drawn.

9.8	If any part of this Policy is invalid or unenforceable, that will not affect the validity or enforceability of any other part.

10Amendment

The Committee may amend this Policy at any time and may, but need not, notify the Participant of any changes.

11Governing law

The  law  of  the  Netherlands  governs  this  Policy  and  its  construction.  The  courts  of Amsterdam, the Netherlands have exclusive jurisdiction in respect of disputes arising under or in connection with the Policy.

Appendix: Recovery Policy

THE MAGNUM ICE CREAM COMPANY N.V.

Board Adoption:               8 December 2025

THE MAGNUM ICE CREAM COMPANY N.V.

Recovery Policy

1Introduction

The Magnum Ice Cream Company N.V. (the Company) has adopted this compensation recovery policy (Recovery Policy) in accordance with the requirements of section 303A.14 of  the  New  York  Stock  Exchange  (NYSE)  Listed  Company  Manual,  which  requires companies listed on the NYSE to adopt and comply with a written recovery policy to recover the amount of erroneously awarded variable remuneration in the event of a required accounting restatement.

2Who does the Recovery Policy apply to?

This Recovery Policy applies to former and current Executive Officers (as defined below) and any other employees as legally required from time to time (Executive Officers).

This Recovery Policy applies in addition to the Company’s Malus and Clawback Policy.

This Recovery Policy applies to any relevant variable remuneration received by Executive Officers from 8 December 2025 or the date they became Executive Officers, whichever is the later.

3Definitions

In this Recovery Policy:

“Committee” means the board of directors of the Company or any person or persons to whom that board has, from time to time, delegated any of their functions under this Recovery Policy.

“Company” means The Magnum Ice Cream Company N.V.

“Executive Officers” means any current or former member of the Executive Leadership Team, as well as any other employee(s) as the Company may determine also constitute “executive officers” as defined in Section 303A.14(e) of the NYSE Listing Company Manual within the performance period to which any financial restatement relates.

“Erroneously  awarded  compensation”  means  the  amount  of  variable  remuneration received that exceeds the amount of variable remuneration that otherwise would have been received had it been determined based on the restated amounts.

“Financial Reporting Measure” means any measure that is determined and presented in accordance  with  the  accounting  principles  used  in  preparing  the  Company’s  financial statements, and any measure that is derived wholly or in part from such measure. Stock price and total shareholder return (“TSR”) are also Financial Reporting Measures.

“Variable remuneration” means any compensation that is granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure, for example, annual bonus (including any deferred element) and certain awards granted under The Magnum Ice Cream Long Term Incentive Plan 2025 and any other share plans established from time to time.

“NYSE” means New York Stock Exchange.

“Received”: Variable remuneration is deemed received in the Company’s fiscal period during which the Financial Reporting Measure specified in the variable remuneration award is attained, even if the payment or grant of the variable remuneration occurs after the end of that period.

“Restatement” means an accounting restatement due to material non-compliance with any financial reporting requirement under securities law in the United States of America. This includes any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected or left uncorrected in the current period.

4Recovery of erroneously awarded compensation

The Company will recover reasonably promptly from Executive Officers the amount of erroneously awarded variable remuneration in the event the Company is required to prepare an accounting restatement due to material non-compliance with any financial reporting requirement under securities law in the US (Restatement). This includes any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected or left uncorrected in the current period.

5Application of Recovery Policy

This Recovery Policy applies to all variable remuneration received by an Executive Officer:

5.1	after beginning service as an Executive Officer;
5.2	who served as an Executive Officer at any time during the performance period for the applicable variable remuneration;
5.3	while the Company has a class of securities listed on the NYSE or another national securities exchange or a national securities association in the United States; and
5.4	during the Recovery Period (as defined below).

6Duration of Recovery Period

The recovery period is the three completed financial years before the date the Company is required to prepare a Restatement (the “Recovery Period”). This means that if it is required to recover erroneously awarded compensation, the Company may recover the amount from any variable remuneration awarded to an Executive Officer in the three financial years prior to the date of the Restatement.

The date of the Restatement  is the earlier of the date the Committee concludes (or reasonably should have concluded) that a Restatement is required or the date a court, regulator or other legally authorised body directs the Company to prepare a Restatement.

7Amount of recovery

The amount of variable remuneration that will be recovered is the amount of variable remuneration received that exceeds the amount of variable remuneration that otherwise would have been received had it been determined based on the restated amounts. The erroneously awarded compensation must be calculated and recovered on a gross basis.

For any variable remuneration that is based on stock price or TSR where the amount of erroneously awarded compensation is not subject to mathematical calculation directly from the information in the Restatement, the amount must be based on a reasonable estimate of the  effect  of  the  Restatement  on  the  stock  price  or  TSR  upon  which  the  variable remuneration was received.

8Variable remuneration

This Recovery Policy applies to any part of any variable remuneration that is determined by Financial Reporting Measures. For example, the portion of variable remuneration that is determined by financial performance measures, such as sales growth, free cash flow, Earnings Per Share or other financial measures.

This Recovery Policy does not apply to fixed pay, benefits, or portion of annual bonus and share  plan  awards/long-term  incentive  schemes  that  are  determined  by  non-financial performance measures.

9Method of recovery

The Executive Officer will be notified if a Restatement has occurred that has resulted in the requirement  for  the  Company  to  recover  erroneously  awarded  compensation.  The Committee will inform the Executive Officer of the amount of the erroneously awarded compensation and how it is proposed that the amount will be recovered.

The Company will recover any erroneously awarded compensation from the Executive Officer’s variable remuneration due to be awarded or vested in the year of the date of the Restatement. If there is any remaining amount, this will be deducted from any unvested variable  remuneration  related  to  the  three  financial  years  preceding  the  date  of  the Restatement. If there is any remaining amount, the Executive Officer will be required to repay this amount to the Company, but not more than any variable remuneration received by the Executive Officer in the three financial years preceding the date of the Restatement. The Executive Officer is required to repay the erroneously awarded compensation promptly on request from the Company.

10General

10.1	For the avoidance of doubt, this Recovery Policy can apply even if the Executive Officer was not responsible for the Restatement in question.
10.2

The Executive Officer will not be entitled to any compensation or indemnification in respect of any recovery under this policy. As such, if any Executive Officer wishes to take out insurance in respect of any recovery under this policy, such Executive Officer member must do so at their own arrangement and cost.

10.3	The operation of recovery will not limit any other remedy the Company or any member of The Magnum Ice Cream Company N.V. group of companies may have in relation to Executive Officers.
10.4

This Recovery Policy does not impact the Company’s (or any member of The Magnum Ice Cream Company N.V. group of companies’) right to terminate, suspend, modify or amend from time-to-time any benefits, programs, policies or procedures.

10.5	This policy may be amended, updated, replaced or withdrawn at any time at the Committee’s discretion.